Exhibit 99.2

NORTHGATE MINERALS CORPORATION
406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Northgate Minerals Corporation (the “Corporation” or “Northgate”) will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Tuesday, May 10, 2011, at 10:00 a.m., Toronto Time, in order to:

1.	receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2010, and the auditors’ report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	consider the advisory resolution to accept the approach to executive compensation disclosed in the accompanying Information Circular; and

5.	transact such other business as may properly be brought before the Meeting or adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Board of Directors of the Corporation has fixed the close of business on March 14, 2011 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Northgate has prepared a list, as of the close of business on the record date, of the holders of Northgate common shares. A holder of record of Northgate’s common shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., not later than 10:00 a.m., Toronto time, on May 6, 2011.

DATED at Toronto, Ontario, this 31st day of March, 2011.

By Order of the Board of Directors,

“Matthew Howorth”
Matthew Howorth
Vice President, General Counsel and Corporate Secretary